UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STARLIMS Technologies Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.0 Par Value

(Title of Class of Securities)

M8484K109

(CUSIP Number)

Laura J. Schumacher
Abbott Laboratories
Executive Vice President, General Counsel and Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064
(847) 937-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8484K109

1	Name of Reporting Persons Abbott Laboratories

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 2,496,778 Ordinary Shares (See Item 5)

	9	Sole Dispositive Power None (See Item 5)

	10	Shared Dispositive Power None (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,496,778 Ordinary Shares (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.6% (See Item 5)

14	Type of Reporting Person (See Instructions) CO

CUSIP No. M8484K109

1	Name of Reporting Persons Abbott Investments Luxembourg Sarl

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 2,496,778 Ordinary Shares (See Item 5)

	9	Sole Dispositive Power None (See Item 5)

	10	Shared Dispositive Power None (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,496,778 Ordinary Shares (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.6% (See Item 5)

14	Type of Reporting Person (See Instructions) CO

CUSIP No. M8484K109

1	Name of Reporting Persons Scorpio Designated Corporation Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 2,496,778 Ordinary Shares (See Item 5)

	9	Sole Dispositive Power None (See Item 5)

	10	Shared Dispositive Power None (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,496,778 Ordinary Shares (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.6% (See Item 5)

14	Type of Reporting Person (See Instructions) CO

Item 1.                                Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 1 per share (“Company Ordinary Shares”), of STARLIMS Technologies Ltd., an Israeli corporation (the “Company”).  The Company’s principal executive offices are located at 32B Habarzel Street, Tel Aviv 69710, Israel.  The Company’s telephone number at such address is +972-3-7694000.

Item 2.                                Identity and Background

(a) — (c) and (f): The persons filing this Statement are Abbott Laboratories, an Illinois corporation (“Abbott”); Abbott Investments Luxembourg Sarl, a company organized under the laws of Luxembourg (“Parent”); and Scorpio Designated Corporation Ltd., an Israeli corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).  The address of Abbott’s principal office is 100 Abbott Park Road, Abbott Park, Illinois 60064.  The address of Parent’s principal office is Abbott Investments Luxembourg Sarl, 26 Boulevard Royal, L 2449, Luxembourg.  The address of Merger Sub’s principal office is c/o HFN Trust Company Ltd., Asia House, 4 Weizmann Street, Tel Aviv 64239.  Abbott’s principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products.  Parent’s principal business is worldwide health care.  Merger Sub is a newly formed Israeli corporation and a wholly owned subsidiary of Parent. Merger Sub was formed for the purpose of consummating the Merger (as defined below) and has not conducted, and does not expect to conduct, any business other than in connection with the Merger.

The name, citizenship, business address, present principal occupation or employment for each director and executive officer of Abbott, Parent and Merger Sub are set forth in Schedules A-1, A-2 and A-3 hereto, respectively, and incorporated herein by reference.

(d) — (e) During the last five years, none of Abbott, Parent or Merger Sub or, to the knowledge of Abbott, Parent or Merger Sub, any of the persons listed on Schedules A-1, A-2 and A-3 hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger, dated as of December 14, 2009 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.  In addition, Abbott entered into a limited guaranty, dated as of December 14, 2009 (the “Limited Guaranty”) in favor of the Company guaranteeing the payment and performance of all obligations of Parent now existing or hereafter arising under the Merger Agreement.  A copy of the Limited Guaranty is attached hereto as Exhibit 99.2 and incorporated herein by reference.  As an inducement for Parent and Merger Sub to enter into the Merger Agreement and in consideration thereof, each of Chaim Friedman, Itschak Friedman, Eyal Guterman and Sivanir (Management Services) 1992 Ltd. (collectively, the “Shareholders”) entered into a Voting and Support Agreement, dated December 14, 2009, with Parent and Merger Sub (collectively, the “Voting Agreements”), which are attached as Exhibits 99.3, 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.  Other than its obligations to enter into and be bound by the Merger Agreement and the Limited Guaranty, Abbott, Parent and Merger Sub did not pay any consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements. For a description of the Merger Agreement and the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

References to, and descriptions of, the Merger Agreement, the Limited Guaranty and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, the Limited Guaranty and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated by reference in this Item 3 in their entirety.

Item 4.                                Purpose of Transaction

(a) - (b) As stated above, the Voting Agreements were entered into as an inducement for Parent and Merger Sub to enter into the Merger Agreement.  Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into the Company.  At the effective time of the Merger (the “Effective Time”), each Company Ordinary Share

(other than treasury shares and shares owned by Parent or Merger Sub) shall be converted into the right to receive from Parent $14.00 in cash, without interest (the “Merger Consideration”).  At the Effective Time, each option to acquire Company Ordinary Shares outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall be cancelled, terminated and converted into the right to receive a cash amount equal to the Merger Consideration less the exercise price payable in respect of such Company Ordinary Share subject to such Option.  At the Effective Time, each restricted stock unit in respect of shares of Company Ordinary Shares outstanding immediately prior to the Effective Time (whether or not vested) (each, an “RSU”) shall be cancelled, terminated and converted into the right to receive a cash amount equal to the Merger Consideration the holder would have been entitled to receive had such RSU been vested in full and settled immediately before the Effective Time.

By executing the Voting Agreements, the Shareholders party thereto have (i) agreed to vote all Company Ordinary Shares beneficially owned by them as of December 14, 2009 or acquired thereafter (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, (B) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (C) against any Takeover Proposal (as defined in the Merger Agreement) and (D) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Company’s memorandum and articles of association or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger, and (ii) granted irrevocable proxies to HFN Trust Company Ltd., which is acting on behalf of Parent and Merger Sub, granting HFN Trust Company Ltd. or its designees the right to vote such shares as specified in clause (i).  The Shareholders have entered into the Voting Agreements only in their capacities as shareholders of the Company and may vote such shares on all other matters submitted to the Company’s shareholders for their approval.  The Voting Agreements terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time.

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Company (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association of the Company and (ii) the officers of the Company immediately prior to the Effective Time shall continue to be the officers of the Company until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association of the Company.

(e) Not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Company until thereafter amended as provided therein or by applicable law.

(h) — (i) If the Merger is consummated, the Company Ordinary Shares will cease to be quoted on the NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

References to, and descriptions of, the Merger Agreement, the Limited Guaranty and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, the Limited Guaranty and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated by reference in this Item 4 in their entirety.

Item 5.                                Interest in Securities of the Issuer

(a) As a result of the Voting Agreements, Abbott, Parent and Merger Sub may be deemed to be the beneficial owner of 2,496,778 Company Ordinary Shares.  This number represents approximately 29.6% of the issued and outstanding Company Ordinary Shares based on the number of shares represented by the Company in the Merger Agreement as being issued and outstanding on

December 14, 2009.  Abbott, Parent and Merger Sub disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Abbott, Parent or Merger Sub as to the beneficial ownership of such shares.  To the knowledge of Abbott, Parent and Merger Sub, no Company Ordinary Shares are beneficially owned by any of the persons identified in Schedules A-1, A-2 and A-3 to this Statement.

(b) Abbott, Parent and Merger Sub may be deemed to have shared voting power and/or shared dispositive power with respect to 2,496,778 Company Ordinary Shares held by the Shareholders due to the Voting Agreements and their ability to direct the voting of such shares with respect to the matters specified in the Voting Agreements as further described Item 4.  Abbott, Parent and Merger Sub, however, do not control the voting of such shares with respect to other matters, and do not possess any other rights as a Company shareholder with respect to such shares.  Information required by Items 2(a)-(c) with respect to each Shareholder is set forth on Schedule B.  To the knowledge of Abbott, Parent and Merger Sub, none of the persons listed on Schedule B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) To the knowledge of Abbott, Parent and Merger Sub, no transactions in Company Ordinary Shares have been effected during the past sixty days by any person named pursuant to Item 2.

(d)  To the knowledge of Abbott, Parent and Merger Sub, no person other than the Shareholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)  Not applicable.

References to, and descriptions of, the Merger Agreement, the Limited Guaranty and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, the Limited Guaranty and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated by reference in this Item 5 in their entirety.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.  Except as otherwise described in this Statement, to the knowledge of Abbott, Parent and Merger Sub, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company.

Item 7.                                Material to Be Filed as Exhibits

99.1.	Agreement and Plan of Merger, dated as of December 14, 2009, by and among STARLIMS Technologies Ltd., Abbott Investments Luxembourg Sarl and Scorpio Designated Corporation Ltd.

99.2.	Limited Guaranty, dated as of December 14, 2009, by and between STARLIMS Technologies Ltd. and Abbott Laboratories.

99.3.	Voting and Support Agreement, dated as of December 14, 2009, by and among Abbott Investments Luxembourg Sarl, Scorpio Designated Corporation Ltd. and Chaim Friedman.

99.4.	Voting and Support Agreement, dated as of December 14, 2009, by and among Abbott Investments Luxembourg Sarl, Scorpio Designated Corporation Ltd. and Itschak Friedman.

99.5.	Voting and Support Agreement, dated as of December 14, 2009, by and among Abbott Investments Luxembourg Sarl, Scorpio Designated Corporation Ltd. and Eyal Guterman.

99.6.	Voting and Support Agreement, dated as of December 14, 2009, by and among Abbott Investments Luxembourg Sarl, Scorpio Designated Corporation Ltd. and Sivanir

(Management Services) 1992 Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December  23, 2009

ABBOTT LABORATORIES

By:	/s/ Thomas C. Freyman
	Name:	Thomas C. Freyman
	Title:	Executive Vice President, Finance and Chief Financial Officer

ABBOTT INVESTMENTS LUXEMBOURG SARL

By:	/s/ Thomas C. Freyman
	Name:	Thomas C. Freyman
	Title:	Director

SCORPIO DESIGNATED CORPORATION LTD.

By:	/s/ Thomas C. Freyman
	Name:	Thomas C. Freyman
	Title:	Authorized Person

[Signature Page to 13D Filing]

SCHEDULE A-1

Name, business address and present principal occupation or
employment of the directors and executive officers of

ABBOTT LABORATORIES

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Abbott Laboratories. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Abbott.  Unless otherwise indicated, the current business address of each of these individuals is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the current business phone number of each of these individuals is (847) 937-6100. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.

DIRECTORS

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Robert J. Alpern, M.D.

Dr. Alpern has been a director of Abbott since 2008. Dr. Alpern has served as Dean of the Yale School of Medicine since 2004. From July 1998 to June 2004, he served as Dean of The University of Texas Southwestern Medical Center. He joined the faculty of The University of Texas Southwestern Medical Center in 1987 as Associate Professor and Chief of the Division of Nephrology. Dr. Alpern also served as Professor of Internal Medicine and held the Ruth W. and Milton P. Levy, Sr. Chair in Molecular Nephrology and the Atticus James Gill, M.D. Chair in Medical Science, while on the faculty of The University of Texas Southwestern Medical Center. Dr. Alpern served on the Scientific Advisory Board of Ilypsa, Inc. from 2004 until 2007 and since 2007 has served on the Scientific Advisory Board of Relypsa. Dr. Alpern also serves as a Director on the Board of Yale — New Haven Hospital.

Roxanne S. Austin

Mrs. Austin has been a director of Abbott since 2000. She is the president and chief executive officer of Move Networks, Inc., a telecommunications company. Since 2004, she has been the president of Austin Investment Advisors, a private investment and consulting firm. She served as president and chief operating officer of DIRECTV, Inc. from June 2001 to December 2003. She also served as executive vice president of Hughes Electronics Corporation and as a member of its executive committee until December 2003. From 1997 to June 2001, Mrs. Austin was the corporate senior vice president and chief financial officer of Hughes Electronics Corporation. Prior to joining Hughes in 1993, Mrs. Austin was a partner at the accounting firm Deloitte & Touche. Mrs. Austin earned her B.B.A. degree in accounting from the University of Texas at San Antonio. She serves on the board of trustees of the California Science Center. Mrs. Austin serves on the board of directors of Target Corporation, Teledyne Technologies Inc., and Telefonaktiebolaget LM Ericsson (LM Ericsson Telephone Company).

William M. Daley

Mr. Daley has been a director of Abbott since 2004. He has served as the senior executive of the Midwest region and serves on the JPMorgan Chase & Co. Executive Committee and on its International Council since May 2004. He served as President, SBC Communications, Inc. (diversified telecommunications) from December 2001 to May 2004. Mr. Daley was vice chairman of Evercore Capital Partners L.P. from January to November 2001. From June to December 2000, Mr. Daley served as Chairman of Vice President Albert Gore’s 2000 presidential election campaign. Mr. Daley served as the U.S. Secretary of Commerce from January 1997 to June 2000. Mr. Daley serves on the board of directors of The Boeing Company, The Art Institute of Chicago, Joffrey Ballet of Chicago, Loyola University of Chicago, Northwestern Memorial Hospital, and Northwestern University. He also sits on the Council on Foreign Relations. Mr. Daley is a graduate of Loyola University in Chicago and of John Marshall Law School.

W. James Farrell

Mr. Farrell has been a director of Abbott since 2006. He served as the Chairman of Illinois Tool Works Inc. from 1996 to 2006. Mr. Farrell served as Illinois Tool Works’ Chief Executive Officer from 1995 to 2005. He serves on the board of directors of Allstate Insurance Company, UAL Corporation and 3M.

H. Laurance Fuller

Mr. Fuller has been a director of Abbott since 1988. He was elected president of Amoco Corporation in 1983 and chairman and chief executive officer in 1991. As the result of the merger of British Petroleum, p.l.c. and Amoco effective December 31, 1998, he became co-chairman of BP Amoco, p.l.c. He retired from that position in April 2000. He is a director of Cabot MicroElectronics Corporation and The Nature Conservatory of South Carolina, and a life trustee of The Orchestral Association and presidential counselor of Cornell University.

William A. Osborn

Mr. Osborn has been a director of Abbott since 2008. Mr. Osborn has been chairman of Northern Trust Corporation since 1995 and served as its chief executive officer from 1995 through 2007. Mr. Osborn is a director of Caterpillar Inc. and Tribune Company. He is a member of the Board of Trustees of the Museum of Science and Industry, Northwestern University, and Northwestern Memorial HealthCare and serves as chairman of the Chicago Symphony Orchestra Association. He holds a B.A. degree and an M.B.A. degree from Northwestern University.

The Rt. Hon. Lord Owen CH. FRCP

David Owen has been a director of Abbott since 1996. He is Chairman of Europe Steel, Ltd. and a British subject. He was a neurologist and Research Fellow on the Medical Unit of St. Thomas’ Hospital, London, from 1962 through 1968 and a member of Parliament for Plymouth in the House of Commons from 1966 until he retired in May of 1992. In 1992, he was created a Life Peer and a Member of the House of Lords. In August of 1992, the European Union appointed him Co-Chairman of the International Conference on Former Yugoslavia. He stepped down in June of 1995. He was chairman of Global Natural Energy p.l.c. from 1995 to 2006. Lord Owen was Secretary for Foreign and Commonwealth Affairs from 1977 to 1979 and Minister of Health from 1974 to 1976.

W. Ann Reynolds, Ph.D.

Dr. Reynolds has been a director of Abbott since 1980. Dr. Reynolds served as the President of the University of Alabama at Birmingham from 1997 to 2002 and as director of its Center for Community Outreach and Development from 2002 through 2003. From 1990 to 1997, Dr. Reynolds served as chancellor of The City University of New York. Prior to that, she served as chancellor of The California State University system, provost of the Ohio State University and associate vice chancellor for research and dean of the graduate college of the University of Illinois Medical Center, Chicago. She also held appointments as professor of anatomy, research professor of obstetrics and gynecology, and acting associate dean for academic affairs at the University of Illinois College of Medicine. Dr. Reynolds is a graduate of Emporia State University (Kansas) and holds M.S. and Ph.D. degrees in zoology from the University of Iowa. She is also a director of Humana Inc., Owens-Corning, Invitrogen, and the News Gazette, Champaign, Illinois.

Roy S. Roberts

Mr. Roberts has been a director of Abbott since 1998. Mr. Roberts has served as managing director of Reliant Equity Investors since September 2000. Mr. Roberts retired from General Motors in April 2000. At the time of his retirement, he was group vice president for North American Vehicle Sales, Service and Marketing of General Motors Corporation, having been elected to that position in October 1998. Prior to that time, he was vice president and general manager in charge of Field Sales, Service and Parts for the Vehicle Sales, Service and Marketing Group from August 1998 to October 1998, general manager of the Pontiac-GMC Division from February 1996 to October 1998, and general manager of the GMC Truck Division from October 1992 to February 1996. Mr. Roberts first joined General Motors Corporation in 1977 and became a corporate officer of General Motors Corporation in April 1987. Mr. Roberts earned a bachelor’s degree from Western Michigan University. He also completed the Executive Development program at Harvard Business School. He serves as a director of Burlington Northern Santa Fe Corporation and Enova Systems, Inc., as Trustee Emeritus at Western Michigan University, and as past president and on the National Board of Directors for the Boy Scouts of America.

Samuel C. Scott III

Mr. Scott has been a director of Abbott since 2007. Mr. Scott has served as chairman, president and chief executive officer of Corn Products International since 1997. He was president of the Corn Refining Division of CPC International from 1995 through 1997, when CPC International spun off Corn Products International as a separate corporation. Mr. Scott serves on the board of directors of The Bank of New York Mellon, Motorola, Inc., Accion International, Northwestern Memorial Hospital, the Chicago Council on Global Affairs and the Chicago Urban League. He also serves as a trustee of The

Conference Board. Mr. Scott graduated from Fairleigh Dickinson University.

William D. Smithburg

Mr. Smithburg has been a director of Abbott since 1982. Mr. Smithburg retired from Quaker Oats in October 1997. Mr. Smithburg joined Quaker Oats in 1966 and became president and chief executive officer in 1981, and chairman and chief executive officer in 1983 and also served as president from November 1990 to January 1993 and again from November 1995. Mr. Smithburg was elected to the Quaker board in 1978 and served on its executive committee until he retired. He is a director of Smurfit-Stone Container Corporation, Northern Trust Corporation, and Corning Incorporated. He is a member of the board of trustees of Northwestern University. Mr. Smithburg earned a B.S. degree from DePaul University and an M.B.A. degree from Northwestern University.

Glenn F. Tilton

Mr. Tilton has been a director of Abbott since 2007. Mr. Tilton has been chairman, president and chief executive officer of UAL Corporation and United Air Lines, Inc., a wholly owned subsidiary of UAL Corporation, since September 2002. From October 2001 to August 2002, he served as vice chairman of ChevronTexaco Corporation (global energy). In addition, from May 2002 to September 2002 he served as non-executive chairman of Dynegy, Inc. (energy). From February to October 2001 he served as chairman and chief executive officer of Texaco Inc. (global energy). He previously served as president of Texaco’s Global Business Unit.

Miles D. White

Mr. White has been a director of Abbott since 1998. He has served as chairman of the board and chief executive officer of Abbott since 1999. He served as an executive vice president of Abbott from 1998 to 1999, as senior vice president, diagnostics operations from 1994 to 1998, and as vice president, diagnostics systems operations from 1993 to 1994. Mr. White joined Abbott in 1984. He received both his bachelor’s degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University. He serves as a director of Motorola Inc.

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Carlos Alban

Mr. Alban serves as Senior Vice President, International Pharmaceuticals.  From 2008 to 2009, he served as Vice President, Pharmaceuticals, Western Europe and Canada, and from 2007 to 2008 he served as Vice President, Western Europe and Canada.  Mr. Alban previously served as Vice President, Pharmaceutical European Operations from 2006 to 2007. He served from 2004 to 2006 as Regional Director, North Europe and in 2004 as General Manager, Portugal.  He was elected a corporate officer in 2009.

Richard W. Ashley	Mr. Ashley serves as Executive Vice President, Corporate Development, a position he has held since 2004. He was elected as a corporate officer in 2004.

Olivier Bohuon

Mr. Bohuon serves as Executive Vice President, Pharmaceutical Products.  From 2008 to 2009, he served as Senior Vice President, International Pharmaceuticals. From 2006 to 2008, Mr. Bohuon served as Senior Vice President, International Operations. Mr. Bohuon previously served as Vice President, European Operations and has been a corporate officer since 2003. He is a citizen of France.

John M. Capek

Mr. Capek serves as Executive Vice President, Medical Devices, a position he has held since 2007. Mr. Capek previously served as Senior Vice President, Abbott Vascular from 2006 to 2007 and Vice President, Abbott Vascular in 2006. He served as President, Guidant Vascular Intervention from 2005 to 2006 and Vice President and General Manager, Bioabsorbable Vascular Solutions (a subsidiary of Guidant Corporation) from 2004 to 2005. He has been a corporate officer since 2006.

Thomas F. Chen

Mr. Chen serves as Senior Vice President, International Nutrition. From 2006 to 2008, he served as Senior Vice President, Nutrition International Operations. He previously served as Vice President, Nutrition International, Asia and Latin America from 2005 to 2006 and Vice President, Nutrition International, Asia, Canada, Latin America during 2005. He served as Vice President, Abbott International, Pacific/Asia/Africa from 2004 to 2005. Mr. Chen was elected as a corporate officer in 1998.

Thomas C. Freyman	Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer, a position he has held since 2004. Mr. Freyman was elected as a corporate officer in 1991.

Stephen R. Fussell

Mr. Fussell serves as Senior Vice President, Human Resources, a position he has held since 2005. From 2004 to 2005, he served as Vice President, Compensation and Development. Mr. Fussell was elected as a corporate officer in 1999.

Robert B. Hance

Mr. Hance serves as Senior Vice President, Vascular. He previously served as Senior Vice President, Diabetes Care Operations from 2006 to 2008. For a period of time in 2006, he served as Vice President and President, Vascular Solutions. From 2004 to 2006, Mr. Hance served as Vice President and President, Abbott Vascular Devices. He was elected as a corporate officer in 1999.

John C. Landgraf

Mr. Landgraf serves as Senior Vice President, Pharmaceuticals, Manufacturing and Supply. He previously served as Senior Vice President, Global Pharmaceutical Manufacturing and Supply from 2004 to 2008. During 2004, he served as Vice President, Quality Assurance and Compliance, Medical Products Group. Mr. Landgraf was elected as a corporate officer in 2000.

Holger A. Liepmann

Mr. Liepmann serves as Executive Vice President, Nutritional Products. He previously served as Executive Vice President, Global Nutrition from 2006 to 2008. For a period of time in 2006, Mr. Liepmann served as Executive Vice President, Pharmaceutical Products Group. From 2004 to 2006, he served as Senior Vice President, International Operations. During 2004, he served as Vice President, Japan Operations, Abbott International Division. Mr. Liepmann was elected as a corporate officer in 2001.

Greg W. Linder	Mr. Linder serves as Vice President and Controller, a position he has held since 2004. He was elected as a corporate officer in 1999.

Heather L. Mason

Ms. Mason serves as Senior Vice President, Diabetes Care. She previously served as Vice President, Latin America Pharmaceuticals from 2007 to 2008. From 2005 to 2007, she served as Vice President, International Marketing and from 2004 to 2005, she served as Vice President, Specialty Operations. Ms. Mason was elected as a corporate officer in 2001.

James V. Mazzo

Mr. Mazzo serves as Senior Vice President, Abbott Medical Optics.  Prior to joining Abbott in 2009, he served as the Chairman of the Board of Directors of Advanced Medical Optics, Inc. from 2006 to 2009.  Mr. Mazzo also previously served as the Chief Executive Officer of Advanced Medical Optics, Inc. from 2004 to 2009 and as its President from 2004 to 2007.  He was elected as a corporate officer of Abbott in 2009.

Edward L. Michael

Mr. Michael serves as Executive Vice President, Diagnostic Products. He previously served as Executive Vice President, Diagnostics from 2007 to 2008. For a period of time in 2007, Mr. Michael served as Senior Vice President, Medical Products. From 2004 to 2007, he served as Vice President and President, Molecular Diagnostics. He was elected as a corporate officer in 1997.

Donald V. Patton Jr.

Mr. Patton serves as Senior Vice President, U.S. Nutrition. During 2007, he served as Senior Vice President, Abbott Nutrition Products Division. From 2006 to 2007, he served as Vice President, Diagnostic Global Commercial Operations. From 2005 to 2006, he served as Vice President, Commercial Operations. Mr. Patton served as Vice President, International Marketing from 2004 to 2005. He was elected as a corporate officer in 2004.

Laura J. Schumacher

Ms. Schumacher serves as Executive Vice President, General Counsel and Secretary. From 2005 to 2007, she served as Senior Vice President, Secretary and General Counsel. From 2004 to 2005 she served as Vice President, Secretary and Deputy General Counsel. Ms. Schumacher was elected as a corporate officer in 2003.

Mary T. Szela

Ms. Szela serves as Senior Vice President, U.S. Pharmaceuticals. She previously served as Senior Vice President, Pharmaceutical Operations from 2007 to 2008. During 2006, she served as Vice President, Commercial Pharmaceutical Operations. She served as Vice President, Pharmaceutical Products, Primary Care Operations from 2004 to 2006. Ms. Szela was elected as a corporate officer in 2001.

Michael J. Warmurth

Mr. Warmuth serves as Senior Vice President, Diagnostics. During 2008, he served as Vice President, Hematology Diagnostics. He previously served as Vice President, Global Engineering Services from 2007 to 2008. From 2006 to 2007, Mr. Warmuth served as Divisional Vice President, Global

Engineering Services and from 2004 to 2006, he served as Divisional Vice President of Quality, Global Pharmaceutical Operations. Mr. Warmuth was elected as a corporate officer in 2007.

SCHEDULE A-2

Name, business address and present principal occupation or
employment of the directors and executive officers of

ABBOTT INVESTMENTS LUXEMBOURG SARL

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Abbott Investments Luxembourg Sarl. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Parent.  Unless otherwise indicated, the current business address of each of these individuals is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the current business phone number of each of these individuals is (847) 937-6100. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.

DIRECTORS

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Anita Bakker

Ms. Bakker serves as Area Treasurer, Europe for Abbott, a position she has held since May 2009. Prior to that, Anita held various management positions within Abbott International. She has been employed by Abbott since 1997.  Ms. Bakker’s current business address is Abbott Investments Luxembourg Sarl, 26, Boulevard Royal, L 2449, Luxembourg and current business phone number is 352-22-99-99-5709.

Richard Brekelmans

Mr Richard Brekelmans has served as a managing director of ATC Corporate Services (Luxembourg) S.A. since October 1, 2004.  He has been active in various positions within the ATC Group including positions as a senior account manager, senior manager of the ATC office in Tortola, BVI, and senior manager of the ATC Luxembourg office. Mr Brekelmans has been working for ATC Luxembourg Corporate Services (Luxembourg) S.A. since August 2003.  Mr. Brekelmans’ current business address is 13-15, avenue de la Liberte, L-1931 Luxembourg, Grand-duchy of Luxembourg, and current business phone number is 352-22-99-99-5709.  He is a citizen of Luxembourg.

Johan Dejans

Mr Johan Dejans has served as the managing director of ATC Corporate Services (Luxembourg) S.A. since 2006.  Prior to his employment with ATC, Mr Dejans acted as managing director of ING Trust (Luxembourg) S.A. from 2003 until 2006. Mr Dejans started his career as a tax lawyer for the Brussels based KPMG Tiberghien & Co.  Mr. Dejans’ current business address is 13-15, avenue de la Liberte, L-1931 Luxembourg, Grand-duchy of Luxembourg, and current business phone number is 352-22-99-99-5709.  He is a citizen of Luxembourg.

Thomas C. Freyman	Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer of Abbott, a position he has held since 2004. Mr. Freyman was elected as a corporate officer in 1991.

Tara Kaesebier

Ms. Kaesebier serves as Divisional Vice President and Associate General Tax Counsel of Abbott.  From 2008 to 2009, she served as Senior Tax Counsel and from 2007 to 2008 she was International Tax Counsel at Abbott.  Prior to joining Abbott in 2007, Ms. Kaesebier was a tax associate at Jones Day in Washington DC beginning in 2001.

SCHEDULE A-3

Name, business address and present principal occupation or
employment of the directors and executive officers of

SCORPIO DESIGNATED CORPORATION LTD.

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Scorpio Designated Corporation Ltd. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Merger Sub.  Unless otherwise indicated, the current business address of each of these individuals is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the current business phone number of each of these individuals is (847) 937-6100. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.

DIRECTOR

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Thomas C. Freyman	Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer of Abbott, a position he has held since 2004. Mr. Freyman was elected as a corporate officer in 1991.

SCHEDULE B

Parties to Voting Agreements with Parent and Merger Sub

To the knowledge of Abbott, Parent and Merger Sub, the following table sets forth the name and principal occupation or employment, if applicable, of each shareholder of the Company that has entered into a Voting Agreement with Parent and Merger Sub in connection with the Merger Agreement.  The business address of each person in the table set forth below is c/o STARLIMS Technologies Ltd., 32B Habarzel Street, Tel Aviv 69710, Israel.

Name	Title

Chaim Friedman	Director and Chief Financial Officer of the Company (through Sivanir (Management Services) 1992 Ltd.).

Itschak Friedman	Chairman of the Board of Directors and Chief Executive Officer of the Company

Eyal Guterman	Director, and through Sivanir (Management Services) 1992 Ltd., Treasurer and Risk Management Officer of the Company

Sivanir (Management Services) 1992 Ltd. (owned by Messrs. Chaim Friedman and Eyal Guterman, identified above)	N/A

To the knowledge of Abbott, Parent and Merger Sub, the following table sets forth the aggregate number of Company Ordinary Shares held as of December 14, 2009 by each shareholder of the Company that has entered into a Voting Agreement with Parent and Merger Sub in connection with the Merger Agreement.

Name	Number of Shares
Chaim Friedman	544,318
Itschak Friedman	1,540,256
Eyal Guterman	347,501
Sivanir (Management Services) 1992 Ltd. (owned by Messrs. Chaim Friedman and Eyal Guterman, identified above)	64,703
Total	2,496,778